UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42154

ESHALLGO INC

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

As previously disclosed in the Reports on Form 6-K filed by ESHALLGO INC (the “Company”) with the United States Securities Exchange Commission on November 29, 2024, December 23, 2024, and January 3, 2025, pursuant to a securities purchase agreement, dated November 29, 2024, the Company issued certain convertible notes in an aggregate principal amount of $5,000,000 (the “Convertible Debenture”).

On October 17, 2025, the Company entered into a letter agreement (the “Letter Agreement”) with the holder of the Convertible Debenture to amend the “Floor Price” of the Convertible Debenture to $0.40 per share.

The form of the Letter Agreement is filed as Exhibits 10.1 to this Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the Letter Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Letter Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESHALLGO INC

Date: October 17, 2025	By:	/s/ Qiwei Miao
		Name:	Qiwei Miao
		Title:	Chief Financial Officer

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